

Mail Stop 3561

April 11, 2018

Patrick Rodgers
Chief Executive Officer
Euronav NV
De Gerlachekaii 20
2000 Antwerpen
Belgium

> **Re: Euronav NV**
> **Amendment No. 1 to Registration Statement on Form F-4**
> **Filed March 30, 2018**
> **File No. 333-223039**

Dear Mr. Rodgers:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 13, 2018 letter.

Risk Factors, page 30

1. We note your revised disclosure on pages 30 and 31 regarding Gener8's risk of breach of financial covenants. If there is a current risk that you may not be able to maintain one of your financial covenants, please show how you currently meet the financial covenant versus what is required, so that investors can assess the risk. Please also disclose here the aggregate amount of Generate8 indebtedness that could be declared immediately due and payable in the event that Gener8 is unable to obtain the necessary waivers. In addition, to the extent that you have not yet obtained such consents and waivers, please summarize and address this risk in your "Summary" section, including, if true, the possibility that Gener8's lenders may seek to foreclose on their collateral, which includes all of Gener8's vessels, if a default occurs, and address whether obtaining these waivers and consents is a condition of the merger. To the extent that it is, please disclose whether it is a waivable

condition. Please also discuss generally the risk of a potential breach of these financial covenants as it relates to the consummation of the merger.

The Special Meeting, page 38

Voting by Directors and Executive Officers, page 39

2. We note your response to our prior comment 5 that all of the current directors and executive officers of Gener8 other than Mr. Nicolas Busch are parties to the Voting Agreement and that Mr. Busch owns less than 1% of the outstanding shares of Gener8. However, this statement seems inconsistent with the revised disclosure on page 39 that states that "[a]pproximately 4.30% of the outstanding common shares of Gener8 entitled to vote are owned (directly and indirectly) by directors, executive officers and their affiliates that are not parties to a Voting Agreement or Proxies." Please revise for consistency and clarity.

The Merger, page 41

Background of the Merger, page 43

3. We note your response to our prior comment 7. Please disclose who initially proposed the fixed exchange ratio of 0.7272. Refer to Item 4(b) of Form F-4 and Item 1015(b) of Regulation M-A.

Please contact Sonia Bednarowski at (202) 551-3666 or me at (202) 551-3210 with any questions.

Sincerely,

/s/ Susan Block

Susan Block
Attorney-Advisor
Office of Transportation and Leisure

cc: Keith Billotti, Esq.
        Seward & Kissel LLP